811-2958
Branch 22

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

40-33

October 25, 2004

04053682

RECD S.E.C.
OCT 27 2004
1086

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.

(Formerly: In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM)

In the United States District Court for the District of Maryland
Civil Action: 04-MD-15864 (04cv-01159)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleading relative to the above-referenced matter:

Order (granting voluntary dismissal)

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

Should you have any questions, please call.

Very truly yours,

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR6.doc

T.RowePrice
INVEST WITH CONFIDENCE

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: AIM, ARTISAN,	*	
INVESCO, STRONG ,	*	Case No. 04-MD-15864
T. ROWE PRICE	*	
	*	
THIS DOCUMENT PERTAINS TO:	*	
BILSKI v. AIM INT'L	*	Case No. 04-CV-01159
FUNDS, INC., et al.	*	
	*****	

ORDER

Plaintiff John Bilski having moved pursuant to Federal Rule of Civil Procedure 41(a)(2) to dismiss voluntarily and without prejudice all claims he has asserted against defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. in Bilski v. AIM International Funds, Inc., et al., Case No. 04-CV-1159.

It is ORDERED that all claims asserted by plaintiff John Bilski against defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. in Bilski v. AIM International Funds, Inc., et al., Case No. 04-CV-1159, are hereby DISMISSED WITHOUT PREJUDICE.

Date: October 13, 2004

/s/
Frederick P. Stamp, Jr.
United States District Judge